July 23, 2025

Martha Tang
Chief Financial Officer
J-Long Group Ltd.
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

        Re: J-Long Group Ltd.
            Form 20-F for Fiscal Year Ended March 31, 2024
            File No. 001-41901
Dear Martha Tang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Edwin Wong